UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) __X___

_______________________

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Hyundai Auto Receivables Trust 2017-B

(Exact name of obligor as specified in its charter)

Delaware	33-0978453
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

c/o: US Bank National Association 300 Delaware Ave., 9th Floor Wilmington, DE	19801
(Address of principal executive office)	(Zip Code)

_________________________

Asset Backed Securities

(Title of the Indenture Securities)

Item 1.	General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15.	Not Applicable

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect.

(Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business.

(Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee.

(Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A as of December 31, 2016 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 3rd day of August 2017.

CITIBANK, N.A.

By:     /s/ Karen Schluter __________

Karen Schluter

Vice President

EXHIBIT 7

REPORT OF CONDITION OF CITIBANK, N.A.

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

In millions of dollars	December 31,
	2016	2015
Assets
Cash and due from banks (including segregated cash and other deposits)	$23,043	$20,900
Deposits with banks	137,451	112,197
Federal funds sold and securities borrowed or purchased under agreements to resell (including $133,204	236,813
and $137,964 as of December 31, 2016 and December 31, 2015, respectively, at fair value)		219,675
Brokerage receivables	28,887	27,683
Trading account assets (including $80,986 and $92,123 pledged to creditors at December 31, 2016 and	243,925
December 31, 2015, respectively)		241,215
Investments:
Available for sale (including $8,239 and $10,698 pledged to creditors as of December 31, 2016 and	299,424
December 31, 2015, respectively)		299,136
Held to maturity (including $843 and $3,630 pledged to creditors as of December 31, 2016 and	45,667	36,215
December 31, 2015, respectively)
Non-marketable equity securities (including $1,774 and $2,088 at fair value as of December 31, 2016	8,213
and December 31, 2015, respectively)		7,604
Total investments	$353,304	$342,955
Loans:
Consumer (including $29 and $34 as of December 31, 2016 and December 31, 2015, respectively, at	325,366	325,785
fair value)
Corporate (including $3,457 and $4,971 as of December 31, 2016 and December 31, 2015, respectively,	299,003	291,832
at fair value)
Loans, net of unearned income	$624,369	$617,617
Allowance for loan losses	(12,060)	(12,626)
Total loans, net	$612,309	$604,991
Goodwill	21,659	22,349
Intangible assets (other than MSRs)	5,114	3,721
Mortgage servicing rights (MSRs)	1,564	1,781
Other assets (including $15,729 and $6,121 as of December 31, 2016 and December 31, 2015,	128,008
respectively, at fair value)		133,743
Total assets	$1,792,077	$1,731,210

The following table presents certain assets of consolidated variable interest entities (VIEs), which are included in the Consolidated Balance Sheet above. The assets in the table below include those assets that can only be used to settle obligations of consolidated VIEs, presented on the following page, and are in excess of those obligations. Additionally, the assets in the table below include third-party assets of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation.

December 31,

In millions of dollars	2016	2015
Assets of consolidated VIEs to be used to settle obligations of consolidated VIEs
Cash and due from banks	$142	$153
Trading account assets	602	583
Investments	3,636	5,263
Loans, net of unearned income
Consumer	53,401	58,772
Corporate	20,121	22,008
Loans, net of unearned income	$73,522	$80,780
Allowance for loan losses	(1,769)	(2,135)
Total loans, net	$71,753	$78,645
Other assets	158	150
Total assets of consolidated VIEs to be used to settle obligations of consolidated VIEs	$76,291	$84,794

Statement continues on the next page.

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CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries
(Continued)

	December 31,
In millions of dollars, except shares and per share amounts	2016	2015
Liabilities
Non-interest-bearing deposits in U.S. offices	$136,698	$139,249
Interest-bearing deposits in U.S. offices (including $434 and $923 as of December 31, 2016 and	300,972
December 31, 2015, respectively, at fair value)		280,234
Non-interest-bearing deposits in offices outside the U.S.	77,616	71,577
Interest-bearing deposits in offices outside the U.S. (including $778 and $667 as of December 31, 2016	414,120
and December 31, 2015, respectively, at fair value)		416,827
Total deposits	$929,406	$907,887
Federal funds purchased and securities loaned or sold under agreements to repurchase (including $33,663	141,821
and $36,843 as of December 31, 2016 and December 31, 2015, respectively, at fair value)		146,496
Brokerage payables	57,152	53,722
Trading account liabilities	139,045	117,512
Short-term borrowings (including $2,700 and $1,207 as of December 31, 2016 and December 31, 2015,	30,701
respectively, at fair value)		21,079
Long-term debt (including $26,254 and $25,293 as of December 31, 2016 and December 31, 2015,	206,178
respectively, at fair value)		201,275
Other liabilities (including $1,500 and $1,624 as of December 31, 2016 and December 31, 2015,	61,631
respectively, at fair value)		60,147
Total liabilities	$1,565,934	$1,508,118
Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: 770,120 as of
December 31, 2016 and 668,720 as of December 31, 2015, at aggregate liquidation value	$19,253	$16,718
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: 3,099,482,042 as of
December 31, 2016 and December 31, 2015	31	31
Additional paid-in capital	108,042	108,288
Retained earnings	146,477	133,841
Treasury stock, at cost: December 31, 2016—327,090,192 shares and December 31, 2015—146,203,311 shares	(16,302)	(7,677)
Accumulated other comprehensive income (loss)	(32,381)	(29,344)
Total Citigroup stockholders’ equity	$225,120	$221,857
Noncontrolling interest	1,023	1,235
Total equity	$226,143	$223,092
Total liabilities and equity	$1,792,077	$1,731,210

The following table presents certain liabilities of consolidated VIEs, which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only and exclude intercompany balances that eliminate in consolidation. The liabilities also exclude amounts where creditors or beneficial interest holders have recourse to the general credit of Citigroup.

December 31,
In millions of dollars	2016	2015
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Citigroup
Short-term borrowings	$10,697	$11,965
Long-term debt	23,919	31,273
Other liabilities	1,275	2,099
Total liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have
recourse to the general credit of Citigroup	$35,891	$45,337

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

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